April 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Stephen Krikorian

Re: Nexstar Media Group, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Filed February 28, 2024
Form 8-K
Filed February 28, 2024
File No. 000-50478

Dear Messrs. Youngwood and Krikorian:

On behalf of Nexstar Media Group, Inc. (“Nexstar,” “Company,” “we,” “us” or “our”), please find below Nexstar’s responses to the comment letter dated April 1, 2024 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K filed on February 28, 2024.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our responses thereto.

As a preface to our responses, we wanted to communicate that prior to receiving your letter, we were already in the process of updating our earnings release presentation covering the first fiscal quarter of 2024. Specifically, as we have owned The CW for one full fiscal year, our new earnings release presentation will eliminate separate financial disclosures regarding The CW. In addition, the new earnings release presentation will provide updated and streamlined reconciliations of Adjusted EBITDA and Adjusted Free Cash Flow.

Definitions and Disclosures Regarding non-GAAP Financial Information, page 4

1.
In addition to consolidated amounts, we note the separate presentation of Non-GAAP measures for Nexstar, Ex-The CW and The CW. We also note that management believes this presentation is useful “as an indicator of our assets’ operating performance as we are undertaking initiatives to improve the profitability of The CW.” As The CW is presented as part of your consolidated GAAP-basis financial statements, please explain your basis for presenting non-GAAP information on an unconsolidated basis.

Response: We respectfully acknowledge the Staff’s comment. As noted above, beginning with the earnings release covering the first fiscal quarter of 2024, we will eliminate the separate disclosure regarding The CW.

Reconciliation of Adjusted EBITDA (Non-GAAP Measure), page 8

2.
We note that you consider Adjusted EBITDA to be an indicator of your assets’ operating performance and a measure of your ability to service debt. We also note that Adjusted EBITDA is used by management to identify the cash available for strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs.

Please clarify whether Adjusted EBITDA along with Adjusted EBITDA before transaction, one-time and other non-cash items, and Adjusted EBITDA before non-cash and other items are Non-GAAP performance or liquidity measures.

Help us better understand why you appear to be making cash-based adjustments to non-GAAP measures that are reconciled to GAAP net income/(loss). We refer you to Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Question 100.04 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We believe that Adjusted EBITDA is a performance measure and a common metric used by management and investors to value our company. In addition, Adjusted EBITDA is used as a performance metric to determine management’s incentive compensation. Beginning with our earnings release covering the first fiscal quarter of 2024, we plan to eliminate the “Adjusted EBITDA before transaction, one-time and other non-cash items” and “Adjusted EBITDA before non-cash and other items” measures.

We note that the current disclosure of Adjusted EBITDA appears only in our earnings release and corresponding Item 2.02 Form 8-K, and thus the measures are required to comply with Item 10(e)(1)(i) of Regulation S-K, but are not subject to the same prohibitions as disclosures in filings as set forth elsewhere in Item 10(e) of Regulation S-K. We believe our disclosure of Adjusted EBITDA in our earnings release complies with Item 10(e)(1)(i). First, we present Net income (loss), the most directly comparable GAAP financial measure, with greater prominence than our presentation of Adjusted EBITDA. Net income (loss) is always cited before Adjusted EBITDA in the tables and headers of the release. Second, we reconcile Adjusted EBITDA to Net income (loss) in the table entitled “Reconciliation of Adjusted EBITDA (Non-GAAP Measure)”. Third, we state why management believes the presentation is useful to investors by stating: “We consider Adjusted EBITDA to be an indicator of our assets’ operating performance and a measure of our ability to service debt” and “We also believe that Adjusted EBITDA is useful to investors and lenders as a measure of valuation.” We also explain additional purposes for disclosing the information: “It is also used by management to identify the cash available for strategic acquisitions and investments, maintain capital assets and fund ongoing operations and working capital needs.”

As a matter of further explanation and clarification, because the revenues and expenses of our business are largely cash-based (or converted into cash typically within 90 days), Adjusted EBITDA, in addition to serving as a performance-based measure, is used by management to identify the cash available for use in ongoing operations, on capital expenditures, interest expense, debt payments, dividends, share repurchases, acquisitions, working capital needs and other cash flow-based items. However, this is not the primary purpose for which we use the measure.

We believe it is common for entities to include adjustments to non-GAAP performance measures for cash items, as long as those adjustments are not for normal, recurring, cash operating expenses (as set forth in Question 100.01 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures). There are no prohibitions regarding making cash-based adjustments to measures that are reconciled to GAAP Net income (loss), except that such adjustments cannot be misleading.

In our definition of Adjusted EBITDA, we are only making two cash-based adjustments:

(i) to adjust for the difference between the amortization of lower, impaired programming costs and the higher, cash costs of that programming, thereby reducing our Adjusted EBITDA. In considering Question 100.4, and specifically whether such adjustments could be considered misleading, we do not believe this adjustment is misleading. We believe that investors benefit from understanding the full cost of the programming that is generating the current period operating results, rather than a lower amortization expense resulting from a prior impairment. Absent the impairment, we believe the amortization would be a reasonable representation of the costs.

(ii) to account for recurring cash distributions from our ownership interest in TV Food Network LLC, which distributions are based on our pro rata share of the operating cash flow of the venture. Since we do not control TV Food Network LLC, we do not consolidate the financial results of the LLC and only report the “income from equity method investments” attributable to us, which includes amortization and other items for which we would typically adjust. As such, we believe the cash distribution we receive from TV Food Network LLC is the best proxy for Adjusted EBITDA. While not the primary reason we believe the adjustment is useful to investors, we also believe reporting the cash we receive from TV Food Network LLC in the period we receive it better informs our investors as to what cash we have available for operations and other capital allocation strategies (e.g., debt service, debt repayment, dividends, share repurchases, M&A).

We do not believe these adjustments are misleading. To further support our view, we highlight that both of these adjustments are consistent with how our lenders account for these items pursuant the calculation of our leverage for covenant purposes. Because these adjustments are important to our debt investors, we believe our equity investors would also find it useful.

3.
Please tell us about the amounts that make up the adjustment for Transaction and other one-time expenses. Tell us why the adjustment for Distributions from equity method investments excludes the distribution received from your investment in TV Food Network LLC.

Response: Transaction and other one-time expenses primarily include severance, legal and other direct expenses associated with our completed or proposed strategic transactions/acquisitions and any fees or other direct expenses associated with financing transactions. We will provide this additional descriptive detail in future earnings releases. During fiscal year 2023, we incurred $15 million of transaction and other one-time expenses, of which $13 million was associated with severance at The CW.

The adjustment for “Distributions from equity method investments” excludes only the portion of the distribution received from the investee related to our portion of the net proceeds from the sale of accounts receivable to a special purpose entity (i.e., an “accounts receivable securitization”), or $69 million, that was not related to operating performance. In the future, as our investee stops or reduces the amount of accounts receivable it sells, our distributions will be reduced, and we will amortize that amount back into our Adjusted EBITDA and (new) Adjusted Free Cash Flow calculations. We believe this presentation is aligned with our presentation of Adjusted EBITDA and Free Cash Flow as the financial representation of our recurring operations. We note that the excess $69 million distribution was reflected on our cash flow statement and noted in the footnotes to the earnings release.

4.
You state that the columns including The CW do not adjust for amortization of broadcast rights and payments for broadcast rights and that these licenses are typically only on a season-by-season basis. Please explain why The CW does not adjust for these timing differences in greater detail.

Response: The CW’s programming expense, other than personnel and other costs related to administering programming functions, is included in the “Depreciation and amortization” line item on the income statement. Because GAAP calls for the matching of revenues and expenses as described in FASB ASC 920-350-35-2 (e.g., when the program airs, the programming cost is amortized), we believe this is an accurate depiction of the operating profit (loss) of the business to not “add back” this amortization. Because these program licenses are typically only on a season-by-season basis (and therefore very unlikely to be impaired), the substantial majority of the cash expenses related to the program are typically incurred within one year of the airing. Any differences in timing are accounted for in our cash flow statement.

5.
We note that you present Adjusted EBITDA margins as Adjusted EBITDA as a percentage of net revenue. Please present with equal or greater prominence the comparable margins computed on a GAAP basis wherever these non-GAAP margins are presented. We refer you to Item 10I(1)(i)(A) of Regulation S-K and Question 102.10 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. In future filings, we will add in a Net income margin metric ahead of the Adjusted EBITDA margin metric we show in our earnings release. We recognize the need to have a comparable GAAP metric for our non-GAAP metrics with equal or greater prominence.

Reconciliation of Free Cash Flow (Non-GAAP Measure), page 10

6.
We note from your disclosure and your response dated June 15, 2017 that you consider Free Cash Flow to be an indicator of your assets’ operating performance. Please tell us how you determined that the labels used for the non-GAAP measures Free Cash Flow, Free Cash Flow before transaction, one-time and other non-cash items, Free Cash Flow before non-cash and other items, and Attributable Free Cash Flow reflect their nature.

In addition, help us better understand why you appear to be making cash-based adjustments to measures that are reconciled to GAAP net income/(loss). We refer you to Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Questions 100.05 and 102.07 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: Our intent with the multiple labels used was to show investors how we built up to our primary metric of Attributable Free Cash Flow which is a metric management and investors use to assess our operating performance and approximates the cash from recurring operations we have available for use to repay debt, make acquisitions, pay dividends, repurchase stock and for working capital sources / uses. Beginning in our earnings release covering the first fiscal quarter of 2024, we intend to streamline our disclosure of Adjusted Free Cash Flow to reflect one metric and to be labeled as such, rather than Free Cash Flow or Attributable Free Cash Flow.

We note that the current disclosure of Attributable Free Cash Flow appears only in our earnings release and corresponding Item 2.02 Form 8-K, and thus the measures are required to comply with Item 10(e)(1)(i) of Regulation S-K, but are not subject to the same automatic prohibitions as disclosures in filings as set forth elsewhere in Item 10(e) of Regulation S-K.

Further, we believe our disclosure of Attributable Free Cash Flow in our earnings release complies with Item 10(e)(1)(i). First, we present Net income (loss), the most directly comparable GAAP financial measure, with greater prominence than our presentation of Attributable Free Cash Flow. Net income (loss) is always cited before Attributable Free Cash Flow in the tables and in the headers of the release. Second, we clearly reconcile Attributable Free Cash Flow to Net income (loss) in the table entitled “Reconciliation of Free Cash Flow (Non-GAAP Measure).” Third, we state why management believes the presentation is useful to investors by stating: “We consider Free Cash Flow to be an indicator of our assets’ operating performance” and “In addition, this measure is useful to investors because it is frequently used by industry analysts, investors and lenders as a measure of valuation for broadcast companies.”

Additionally, supporting our assertion that we believe Attributable Free Cash Flow to be an indicator of our assets operating performance (i.e. a performance measure) rather than a liquidity measure, we note that our measure excludes (i) non-recurring cash items, such as the net proceeds from material asset sales or excess distributions paid to us by our investee due to an asset sale / financing transaction and (ii) other cash items, such as changes in working capital, which are captured on our cash flow statement.

We believe it is common for entities to include adjustments to non-GAAP performance measures for cash items, as long as those adjustments are not for normal, recurring, cash operating expenses (as set forth in Question 100.01 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures). There are no prohibitions regarding making cash-based adjustments to measures that are reconciled to GAAP Net income (loss), except that such adjustments cannot be misleading. We do not believe these adjustments or the Non-GAAP measure are misleading because the measure provides a supplemental view of our performance inclusive of recurring cash expenses.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (972) 764-6701 or the Company’s counsel, Kirkland & Ellis LLP, Joshua N. Korff at (212) 446-4943 or Christina M. Thomas at (202) 389-3145.

Very truly yours,

Nexstar Media Group, Inc.

By:	/s/ Lee Ann Gliha
By: Lee Ann Gliha
Title: Chief Financial Officer

cc:
Joshua N. Korff
Christina M. Thomas
Kirkland & Ellis LLP